EXHIBIT 99.1

TransCanada PipeLines Limited
EARNINGS COVERAGE
Supplemental Financial Information (unaudited)
Exhibit to the June 30, 2017 Consolidated Financial Statements
June 30, 2017

The following financial ratios have been calculated on a consolidated basis for twelve-month period ended June 30, 2017 and are based on unaudited financial information. The financial ratios have been calculated based on financial information prepared in accordance with US generally accepted accounting principles. The following ratios have been prepared based on net income:

June 30, 2017
Earnings coverage on long-term debt and current liabilities	1.7 times

Earnings coverage on long-term debt and
current liabilities excluding non-cash impairment charges for Ravenswood Goodwill and Assets Held for Sale and the Gain on Sale of Assets during the twelve-month period ended June 30, 2017
2.3 times*

The Corporation’s interest obligations for the twelve-month period ended June 30, 2017 amounted to approximately $2.307 billion. The Corporation’s earnings before interest expense and income taxes amounted to approximately $3.833 billion for the twelve-month period ended June 30, 2017, which is 1.7 times the Corporation’s interest requirements for that period.
* The Corporation’s interest obligations for the twelve-month period ended June 30, 2017 amounted to approximately $2.307 billion. The Corporation’s earnings before interest expense and income taxes excluding the non-cash impairment charges for Ravenswood goodwill and Assets Held for Sale and the gain on the Sale of Assets totalling $1.433 billion, amounted to approximately $5.266 billion for the twelve-month period ended June 30, 2017, which is 2.3 times the Corporation’s interest requirements for that period.